_________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT of 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from --- to ---

Commission File No. 1-12043

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

OPPENHEIMER & CO., INC. 401(k) PLAN

125 Broad Street
New York  NY 10004
U.S.A.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OPPENHEIMER HOLDINGS INC.
Suite 1110, P.O. Box 2015
20 Eglinton Avenue West
Toronto ON M4R 1K8
Canada

_____________________________________________________________________

REQUIRED INFORMATION

Item 1. Not applicable

Item 2. Not applicable

Item 3. Not applicable

Item 4. Financial Statements and Supplemental Information

Item 4. Financial Statements and Supplemental Information

Oppenheimer & Co. Inc. 401(k) Plan

December 31, 2006

Oppenheimer & Co. Inc. 401(k) Plan

Contents

Report Letters

1–2

Statement of Net Assets Available for Plan Benefits

3

Statement of Changes in Net Assets Available for Plan Benefits

4

Notes to Financial Statements

5–9

Schedule of Assets Held at End of Year

Schedule 1

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Oppenheimer & Co. Inc.

   401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of Oppenheimer & Co. Inc. 401(k) Plan as of December 31, 2006 and the related statement of changes in net assets available for plan benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2006 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 15, 2007

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Oppenheimer & Co. Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) at December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, NY

June 26, 2006

Oppenheimer & Co. Inc. 401(k) Plan Statement of Net Assets Available for Plan Benefits
	December 31
	2006	2005
Assets
Participant-directed investments:
Money market fund	$18,255,525	$8,523,777
Mutual funds	122,101,655	105,926,875
Common collective funds	13,492,071	11,424,718
Oppenheimer Holdings Inc. – Common stock	25,633,698	14,182,185
Cash surrender value life insurance policies	502,418	490,815
Participant loans	2,936,216	2,671,128
Total investments at fair value	182,921,583	143,219,498

Contributions receivable:
Employer	5,119,321	4,138,448
Employees	684	-
Total contributions receivable	5,120,005	4,138,448

Cash	674,747	312,234
Other receivable	46,257	384,170
Total assets	188,762,592	148,054,350

Liabilities
Investment trades payable - Net	247,135	505,714
Participant loans payable	3,886	-
Administrative expenses payable	-	3,201
Other payable	3,565	49,290
Total liabilities	254,586	558,205
Net Assets at Fair Value	188,508,006	147,496,145
Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Funds Relating
to Fully Benefit-responsive Investment Contracts	180,641	13,937
Net Assets Available for Plan Benefits	$188,688,647	$147,510,082

See Notes to Financial Statements

Oppenheimer & Co. Inc. 401(k) Plan Statement of Changes in Net Assets Available for Plan Benefits
	Year Ended December 31
	2006	2005
Additions
Contributions:
Employee	$16,011,746	$14,399,339
Employer	4,808,238	4,138,448
Rollover	2,256,066	3,099,937
Total contributions	23,076,050	21,637,724

Investment income (loss):
Interest and dividends	8,250,196	6,053,109
Interest – Participant loans	198,004	180,257
Net realized and unrealized gains (losses):
Mutual funds	8,382,341	3,548,853
Common collective fund	917,726	488,509
Oppenheimer Holdings Inc. – Common stock	10,730,787	(4,083,577)
Total investment income	28,479,054	6,187,151

Total additions	51,555,104	27,824,875

Deductions
Benefits paid to participants and beneficiaries	10,333,170	13,264,276
Administrative expenses	13,083	11,958
Life insurance premium	30,286	-

Total deductions	10,376,539	13,276,234

Net Increase in Net Assets Available for Plan Benefits	41,178,565	14,548,641

Net Assets Available for Plan Benefits
Beginning of year	147,510,082	132,961,441

End of year	$188,688,647	$147,510,082

See Notes to Financial Statements

Oppenheimer & Co. Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 - Description of the Plan

The following description of Oppenheimer & Co. Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering all eligible employees of Oppenheimer & Co. Inc. (the "Company").  Employees of the Company who are at least 18 years of age shall be eligible to make elective deferrals into the Plan upon date of hire.  Participants who have completed one year of service and are employed on the last day of the Plan Year shall be eligible to receive a discretionary profit-sharing contribution.

During the plan years ending December 31, 2006 and 2005, as permitted under the plan agreement, the Plan adopted new formulas used in computing the discretionary profit-sharing contributions from the Company.

Contributions - Employees may make salary deferral contributions up to 50% of compensation, subject to tax deferral limitations established by the Internal Revenue Code.

The Company may contribute to the Plan a discretionary profit-sharing amount (the “Employer Regular Contribution”).  The Employer Regular Contribution is determined by the Company's Board of Directors and is subject to guidelines set forth in the Plan agreement.

Employer Regular Contributions for the years ended December 31, 2006 and 2005 were determined as follows:

•

1.70% (2006) and 1.50% (2005) of the first $30,000 of a participant’s compensation;

•

3.35% (2006) and 3.00% (2005) of the next $10,000 of a participant’s compensation;

•

3.15% (2006) and 2.75% (2005) of the next $25,000 of a participant’s compensation;

•

3.00% (2006) and 2.75% (2005) of the next $35,000 of a participant’s compensation;

•

1.65% (2006) and 1.50% (2005) of the next $60,000 of a participant’s compensation;

•

0% above $160,000 of a participant’s compensation for 2006 and 2005

Note 1 - Description of the Plan (Continued)

If participants elect to receive their Employer Regular Contributions in the form of common stock of Oppenheimer Holdings Inc. (“Holdings”), the Company may make an additional contribution of Holdings common stock equal to 15% of the Employer Regular Contribution (the “Employer Stock Contribution”) at the discretion of the Board of Directors.

Participant Accounts - Each participant's account is credited with the participant’s contribution, and allocations of the Company's contributions and plan earnings.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.  Participants may direct the investments of their account balances into various investment options offered by the Plan.

Vesting - All participants are immediately and fully vested in all Employee Elective Deferrals and the income derived from the investment of such contributions.

Participants will be vested in Employer Regular Contributions plus the income thereon upon the completion of service with the Company or an affiliate at the following rate:

Years or Service

Vested Percentage

Less than 3 years

0%

3 years but less than 4

20%

4 years but less than 5

40%

5 years but less than 6

60%

6 years but less than 7

80%

7 years or more

100%

All years of service with the Company or an affiliate are counted to determine a participant’s nonforfeitable percentage except years of service before the Plan was restated in 1991.  Participants will be 100 percent vested in the additional portion of the Employer Stock Contributions only upon completion of five years service.

At December 31, 2006 and 2005, forfeited nonvested accounts totaled $387,944 and $335,510, respectively.  These accounts will be used to reduce future employer contributions.

Note 1 - Description of the Plan (Continued)

Notwithstanding the vesting schedule specified above, a participant shall be 100% vested in his or her Employer Regular Contribution and Employer Stock Contribution upon the attainment of normal retirement age, death, or disability if still employed with the Company or an affiliate upon the occurrence of one of these events.

Payment of Benefits - Payment of vested benefits under the Plan will be made in the event of a participant’s termination of employment, death, retirement, or financial hardship and may be paid in either a lump-sum distribution or over a certain period of time as determined by IRS rules or by participant election.

Termination - While it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the plan document and the Employee Retirement Income Security Act of 1974 (ERISA).  Upon termination, participants become 100 percent vested in their accounts.

Loans to Participants - Loans are made available to all participants and must be adequately collateralized using not more than 50 percent of the participant’s vested account balance.  Loans bear an interest rate of the applicable Treasury rate based on the length of loans plus 4 percent, except for loans inherited from legacy plans.  Loan principal and interest repayments are reinvested in accordance with the participant’s current investment selection.

Administrative Expenses - Certain plan expenses may be paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the plan document.

Note 2 - Summary of Significant Accounting Policies

Investment Valuation - The Plan's investments are stated at fair value, except for a common collective trust fund.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly known as stable value funds) are adjusted to contract value in the financial statements.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations.  Life insurance contracts are stated at cash surrender value as provided in the policies, which approximate fair value.  The participant loans are carried at the unpaid principal balance, which approximates fair value.

Benefit Payments - Benefits are recorded when paid.

Note 2 - Summary of Significant Accounting Policies (Continued)

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds, common collective funds, and Oppenheimer Holdings Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Change in Presentation - In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1 (FSP), Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-contribution Health and Welfare and Pension Plans.  This FSP requires investments in benefit-responsive investment contracts be presented at both fair value and contract value on the Statement of Net Assets Available for Plan Benefits.  The result of the implementation of the FSP was to decrease investments and to increase the adjustment from fair value to contract value by $180,641 and $13,937 as of December 31, 2006 and 2005, respectively.  There was no impact to total net assets as of December 31, 2005 as a result of the change in presentation.

Note 3 - Concentration of Investments

Significant individual investments of the Plan’s net assets are separately identified as follows:

	December 31, 2006	December 31, 2005

Growth Fund of America	$27,159,551	$24,154,232
Washington Mutual Investors Fund	22,822,146	18,200,254
Advantage Primary Liquidity Fund	18,255,525	14,483,289
Oppenheimer Holdings Inc. – Common stock	25,633,698	14,182,185
Oppenheimer Global Fund	12,583,858	10,323,765
PIMCO Total Return Fund	11,910,446	10,024,432
Wells Fargo Advantage Small CAP Value Fund	9,408,023	7,901,117

Note 4 – Tax Status

The Plan received a determination letter from the Internal Revenue Service indicating that the Plan, as designed, is qualified for tax-exempt treatment under the applicable section of the Internal Revenue Code.  Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 5 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2006	2005
Net assets available for plan benefits per the financial
statements	$188,688,647	$147,510,082
Less:
Amounts allocated to withdrawing participants	(539,587)	(4,105)
Adjustment to fair value for stable value fund	(180,641)	-
Net assets available for plan benefits
per Form 5500	$187,968,419	$147,505,977

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31
	2006	2005
Net change in assets available for benefits per
the financial statements	$41,178,565	$14,548,641
Add – Amounts allocated to withdrawing
participants at December 31, 2005 and 2004	4,105	4,041
Less:
Amounts allocated to withdrawing
participants at December 31, 2006 and 2005	539,587	4,105
Adjustment to fair value for stable value fund	180,641	-
Net income per Form 5500	$40,462,442	$14,548,577

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006 and 2005 but not yet paid as of that date.

Oppenheimer & Co. Inc. 401(k) Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 13-5657518, Plan Number 001

December 31, 2006

(a) (b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c ) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

Oppenheimer Holdings Inc.	Oppenheimer Holdings Inc. –Common Stock **	*	$25,633,698
Reich & Tang	Advantage Primary Liquidity Fund – Money Market Fund	*	18,255,525
SEI Investments	SEI Stable Asset Fund – Common Collective Fund	*	6,863,247
State Street	State Street S&P 500 Index Fund - Common Collective Fund	*	6,628,824
AIM Investments	AIM Small Cap Growth Fund – Mutual Fund	*	6,544,367
AIM Investments	AIM Real Estate Fund - Mutual Fund	*	5,747,298
Artisan Investments	Artisan Mid Cap Fund - Mutual Fund	*	3,171,312
American Funds	Growth Fund of America - Mutual Fund	*	27,159,551
Lord Abbett & Company	Lord Abbett Mid Cap Value Fund - Mutual Fund	*	7,183,996
MFS Investment Management	MFS International New Discovery Fund - Mutual Fund	*	8,335,275
Oppenheimer Funds Inc.	Oppenheimer Global Fund - Mutual Fund	*	12,583,858
PIMCO	PIMCO Total Return Fund - Mutual Fund	*	11,910,446
Wells Fargo	Wells Fargo Advantage Small Cap Value Fund - Mutual Fund	*	9,408,023
Franklin Templeton	Templeton Foreign Fund - Mutual Fund	*	7,235,383
Washington Mutual	Washington Mutual Investors Fund - Mutual Fund	*	22,822,146
Insurance contracts	Policy Number 4000323	*	2,738
	Policy Number 4000364	*	65,169
	Policy Number 4000305	*	26,373
	Policy Number 4000306	*	57,239
	Policy Number 4000338	*	14,517
	Policy Number 4000335	*	3,836
	Policy Number 4000573	*	58,321
	Policy Number 4000370	*	74,837
	Policy Number 4000371	*	74,472
	Policy Number 4000395	*	108,107
	Policy Number 4000353	*	10,139
	Policy Number 4000347	*	6,670

	Participant loans, with interest rates ranging from 3.50
	percent to 9.24 percent	-	2,936,216

	Total investments		$182,921,583
* Cost information not required
** Party-in-interest, as defined by ERISA

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OPPENHEIMER & CO., INC. 401(k) PLAN

/s/ A.G. Lowenthal

Albert G. Lowenthal, as Chairman and CEO of
Oppenheimer & Co. Inc., the Plan Administrator

/s/ Robert Neuhoff

Robert Neuhoff, as Executive Vice-President of
Oppenheimer & Co. Inc., the Plan Administrator

Date: June 28, 2007

EXHIBIT INDEX

Exhibit 23.1  - Consent of Independent Registered Public Accounting Firm

Exhibit 23.2  - Consent of Independent Registered Public Accounting Firm